UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 27, 2023, Aptorum Group, Inc. (the “Company”) entered into a non-binding Letter of Intent and Term Sheet to acquire (“Transaction”) 100% of URF Holding Group Limited and its underlying businesses (collectively “U Group”). Currently, it is contemplated that the Transaction will occur via a reverse takeover of the Company, which would result in the continued listing of the combined entity on Nasdaq.

The Transaction is subject to, among other things, the execution of a mutually agreeable definitive agreement, completion of due diligence, fairness opinions, stockholder approvals, if necessary, delivery of relevant financial statements, board of directors and special committee approvals and satisfaction of all regulatory and Nasdaq approvals, where relevant. There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated on the terms set forth herein or at all. Therefore, it is possible that the Transaction may never occur.

The foregoing is only a brief description of the Transaction and does not purport to be a complete description of the proposed terms of the Transaction and is qualified in its entirety by reference to the Term Sheet attached hereto as Exhibit 99.1 and the definitive documents, if materialized.

On March 27, 2023, the Company issued a press release regarding the Transaction. A copy of the press release is attached hereto as Exhibit 99.2.

Neither this report nor the exhibits constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Non-Binding Letter of Intent
99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: March 27, 2023	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer

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